Exhibit 21.1

Name	Jurisdiction of Organization
Brightcove UK Ltd	UK

Brightcove Singapore Pte. Ltd.	Singapore

Brightcove K.K.	Japan

Brightcove Korea	Korea

Brightcove Australia Pty Ltd	Australia

Brightcove Holdings, Inc.	Delaware

Bright Bay Co. Ltd.	China